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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                   For the month of April 2002 (April 8, 2002)

                          THE NEWS CORPORATION LIMITED
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                              (Name of Registrant)



             2 Holt Street, Sydney, New South Wales, 2010, Australia
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                  Form 20-F   X           Form 40-F
                                             ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes_____                No   X
                                                              ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                --------------

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446,
33-81272, 33-86358, 33-89584, 33-90188, 33-91626, 33-94866, 333-4962, 333-6188,
333-6190, 333-6324, 333-6896, 333-7466, 333-8744, 333-9112, 333-9114, 333-9204,
333-9206, 333-9530, 333-10168, 333-10338. 333-10624 and 333-13556 filed by the
Registrant under the Securities Act of 1933.

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          Annexed hereto are (i) The News Corporation Limited and Subsidiaries
          ("News Corporation") Unaudited Consolidated Condensed Financial Statements for the six months ended December 31, 2001 and 2000 presented in accordance with accounting principles generally accepted in the United States ("US-GAAP"); (ii) the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations in accordance with US-GAAP; (iii) the Supplemental Condensed Combining Financial Statements of guarantors of certain public indebtedness of News Corporation for the fiscal years ending June 2001, 2000, 1999 and the six months ended December 31, 2001 and 2000, presented in accordance with accounting principles generally accepted in Australia ("A-GAAP") (such Supplemental Condensed Combining Financial Statements of News Corporation should be read in conjunction with the Consolidated Financial Statements of News Corporation set forth in News Corporation's Annual Report on Form 20-F for the fiscal year ended June 30, 2001); (iv) the Unaudited Consolidated Condensed Financial Statements of Fox Entertainment Group, Inc. ("FEG") for the six months ended December 31, 2001 and 2000; and (v) the Unaudited Pro Forma Consolidated Condensed Financial Statements of News Corporation for the year ended June 30, 2001 presented in accordance with A-GAAP and US-GAAP.

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      THE NEWS CORPORATION LIMITED

Date:    April 8, 2002                By:  /s/ Arthur M. Siskind
                                           -------------------------------------
                                           Arthur M. Siskind
                                           Director























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                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                         Page No. in
-------                                                         -----------

Sequential                                                      Numbering System
----------                                                      ----------------


     A.       News Corporation Unaudited Consolidated                   5
              Condensed Financial Statements for the Six
              Months Ended December 31, 2001 and 2000
              Presented in accordance with US-GAAP.

     B.       Management's Discussion and Analysis of                  20
              Financial Condition and Results of
              Operations in accordance with US-GAAP.

     C.       Supplemental Condensed Combining Financial               25
              Statements of the guarantors of certain
              public indebtedness of News America
              Incorporated for the fiscal years ending
              June 30, 2001, 2000, 1999 and the six
              months ended December 31, 2001 and 2000
              presented in accordance with A-GAAP.

     D.       Unaudited Consolidated Condensed Financial               43
              Statements of FEG for the Six Months Ended
              December 31, 2001 and 2000.


     E.       Unaudited Pro Forma Consolidated Condensed               56
              Financial Statements of News Corporation for the Year Ended June 30, 2001 in accordance with A-GAAP and US-GAAP.

                                       4